Form 10-K405, Exhibit 13
period 1997-12-31
ASA HOLDINGS INC
filed 1998-03-30
CIK 1023944

                                                                      EXHIBIT 13




                         SELECTED SECTIONS OF THE 1997
                          ANNUAL REPORT TO SHAREHOLDERS
                             OF ASA HOLDINGS, INC.

                               ASA HOLDINGS, INC.
                           CONSOLIDATED BALANCE SHEETS


                                                                  December 31,
                                                             1997              1996
                                                         ------------      ------------
ASSETS
Current Assets
  Cash and cash equivalents                              $112,393,109      $137,468,791
  Marketable securities                                    71,486,542        52,653,227
  Receivables, less allowance for uncollectible
     accounts of $294,989 in 1997 and $204,347
       in 1996 - Note K                                     6,662,587         6,552,616
  Expendable parts, less allowance for obsolescence
     of $4,939,950 in 1997 and $4,202,742 in 1996           6,544,564         8,145,369
  Other current assets                                      3,683,059         2,904,208
                                                         ------------      ------------

                                                          200,769,861       207,724,211

Property and Equipment - Note B
  Flight equipment                                        468,666,479       456,809,305
  Other property and equipment                             16,766,413        15,515,205
  Advance payments on property and equipment               26,167,400           136,342
                                                         ------------      ------------

                                                          511,600,292       472,460,852
  Less accumulated depreciation and amortization          231,045,066       203,180,823
                                                         ------------      ------------

                                                          280,555,226       269,280,029

Other Assets
   Investments                                             11,777,109                --
   Other                                                   12,857,537         9,232,637
                                                         ------------      ------------
                                                           24,634,646         9,232,637
                                                         ------------      ------------

TOTAL ASSETS                                             $505,959,733      $486,236,877
                                                         ============      ============



See notes to consolidated financial statements.

                               ASA HOLDINGS, INC.
                           CONSOLIDATED BALANCE SHEETS


                                                               December 31,
                                                          1997               1996
                                                      ------------      -------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Current portion of long-term debt                   $ 21,851,783      $  25,576,213
  Accounts payable - Note K                             25,410,523         18,402,087
  Air traffic liability                                  2,407,711          4,345,769
  Accrued compensation and related expenses             11,148,483          7,286,476
  Accrued interest payable                               1,057,520          1,318,550
  Other accrued expenses                                 2,520,476          3,075,765
  Income taxes payable                                   6,395,077                 --
                                                      ------------      -------------

                                                        70,791,573         60,004,860

Long-Term Debt - Note B                                 72,791,614         94,617,877

Other Non-Current Liabilities                            2,231,668          1,763,471

Deferred Income Taxes - Note F                          64,219,476         69,634,773

Commitments and Contingencies - Notes B, C and G

Shareholders' Equity - Notes A, H and I
   Common stock, $.10 par; authorized -
    150,000,000 shares; issued - 29,730,877
    and 29,993,570 shares, respectively                  2,973,088          2,999,357
   Retained earnings                                   292,936,988        257,218,657
   Unrealized holding gain (loss) on investments            15,326             (2,118)
                                                      ------------      -------------

Total Shareholders' Equity                             295,925,402        260,215,896
                                                      ------------      -------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $505,959,733      $ 486,236,877
                                                      ============      =============


See notes to consolidated financial statements.

                               ASA HOLDINGS, INC.
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                               Years Ended December 31,
                                                                       1997                1996                1995
                                                                  -------------       -------------       -------------
REVENUES
Operating Revenues:
  Passenger                                                       $ 378,167,801       $ 367,250,428       $ 318,360,153
  Other                                                               7,121,652           8,049,998          10,365,287
                                                                  -------------       -------------       -------------

  Total Operating Revenues                                          385,289,453         375,300,426         328,725,440

EXPENSES
Operating Expenses:
 Flying operations                                                   87,454,721          85,074,131          68,956,898
 Maintenance                                                         68,614,905          61,376,727          54,309,317
 Passenger service                                                   18,547,370          18,664,839          16,049,620
 Aircraft and traffic servicing                                      45,551,823          45,390,058          40,229,297
 Reservation, commission and other                                   38,529,361          39,344,575          32,148,818
 General and administrative                                          17,590,431          12,078,785          13,159,314
 Depreciation, amortization and obsolescence                         28,686,264          27,534,057          27,695,335
 Other                                                                  729,840             684,815             301,734
                                                                  -------------       -------------       -------------

  Total Operating Expenses (Including payments to
     Delta Air Lines, Inc. of $11.7, $11.9 and $9.6 million)        305,704,715         290,147,987         252,850,333

Income from Operations                                               79,584,738          85,152,439          75,875,107

Non-Operating (Income) Expenses:
 Interest:
   Income                                                           (10,920,403)        (10,672,964)        (11,997,712)
   Expense                                                            3,834,454           5,862,866           7,609,317
 Other, net                                                            (170,628)         (1,143,983)           (510,315)
                                                                  -------------       -------------       -------------
                                                                     (7,256,577)         (5,954,081)         (4,898,710)

Income before Income Taxes                                           86,841,315          91,106,520          80,773,817

Income Taxes - Note F:
   Current                                                           37,744,997          34,058,554          26,289,595
   Deferred                                                          (5,415,297)            435,246           3,346,805
                                                                  -------------       -------------       -------------
                                                                     32,329,700          34,493,800          29,636,400
                                                                  -------------       -------------       -------------

NET INCOME                                                        $  54,511,615       $  56,612,720       $  51,137,417
                                                                  =============       =============       =============


EARNINGS PER COMMON SHARE                                         $        1.82       $        1.83       $        1.55
                                                                  =============       =============       =============

Weighted Average Number of Common Shares Outstanding                 29,909,654          30,914,246          32,888,772

EARNINGS PER COMMON SHARE - DILUTED                               $        1.81       $        1.83       $        1.55
                                                                  =============       =============       =============

Weighted Average Number of Common Shares and Common
   Share Equivalents Outstanding                                     30,091,877          30,990,599          32,964,138


See notes to consolidated financial statements.

                               ASA HOLDINGS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       Years Ended December 31,
                                                              1997                1996                1995
                                                         -------------       -------------       -------------
OPERATING ACTIVITIES:
Net Income                                               $  54,511,615       $  56,612,720       $  51,137,417
Adjustments to Reconcile Net Income to Net
   Cash Provided by Operating Activities:
  Depreciation                                              27,351,713          26,518,027          26,794,942
  Amortization and provision for obsolescence                1,334,551           1,016,030             900,393
  Amortization of engine overhauls                           7,381,705           6,656,680           7,710,438
  Deferred income taxes                                     (5,415,297)            435,246           3,346,805
  Other                                                      2,051,505            (107,722)           (174,173)
Changes in Operating Assets and Liabilities:
   Receivables                                                (229,971)          5,187,991          (5,014,461)
   Expendable parts                                            863,596          (1,859,712)            640,194
   Other assets                                             (5,517,143)            742,274          (3,147,901)
   Accrued compensation and related expenses                 4,330,204             983,488           3,014,807
   Accrued interest payable                                   (261,030)         (1,622,461)           (195,201)
   Other liabilities                                         4,515,089          (1,213,312)         10,971,435
   Income taxes payable                                      6,395,077                  --          (1,243,399)
                                                         -------------       -------------       -------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                   97,311,614          93,349,249          94,741,296

INVESTING ACTIVITIES:
Purchase of Marketable Securities                         (167,840,499)       (189,882,992)       (198,048,934)
Proceeds from Sale of Marketable Securities                149,001,159         258,806,167         210,597,389
Purchases of Property and Equipment
   including Advance Payments                              (46,188,478)        (15,321,851)        (13,851,990)
Purchase of Investments                                    (11,777,109)                 --                  --
Other                                                          698,075           5,699,260           5,329,796
                                                         -------------       -------------       -------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES        (76,106,852)         59,300,584           4,026,261

FINANCING ACTIVITIES:
Principal Payments on Long-Term Debt                       (25,550,693)        (32,405,997)        (28,264,141)
Dividends Paid                                             (11,969,851)        (11,731,958)        (11,203,992)
Purchase of Common Stock                                   (14,240,313)        (37,445,781)        (35,423,612)
Proceeds from Exercise of Stock Options                      5,480,413                  --                  --
                                                         -------------       -------------       -------------
NET CASH USED IN FINANCING ACTIVITIES                      (46,280,444)        (81,583,736)        (74,891,745)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           (25,075,682)         71,066,097          23,875,812
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR             137,468,791          66,402,694          42,526,882
                                                         -------------       -------------       -------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                 $ 112,393,109       $ 137,468,791       $  66,402,694
                                                         =============       =============       =============

See notes to consolidated financial statements.

                               ASA HOLDINGS, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                               Capital in
                                         Common Stock            Excess       Retained                       Treasury Stock
                                     Shares       Amount         of Par       Earnings        Other        Shares       Amount
                                  ------------------------------------------------------------------------------------------------
Balance, January 1, 1995           34,363,707   $3,436,371   $ 45,238,051   $218,924,394    ($151,377)  (1,140,000)  ($19,977,188)

Net Income                                                                    51,137,417
Dividends Paid
  (34c per share)                                                            (11,203,992)
Exercise of Stock
  Appreciation Rights                  22,963        2,296        649,296
Unrealized Holding Gain on
  Investments, Net                                                                            223,821
Purchase of Common Stock                                                                                (1,543,100)   (35,423,612)
                                  ------------------------------------------------------------------------------------------------

Balance, December 31, 1995         34,386,670    3,438,667     45,887,347    258,857,819       72,444   (2,683,100)   (55,400,800)

Net Income                                                                    56,612,720
Dividends Paid
  (38c per share)                                                            (11,731,958)
Unrealized Holding Loss on
  Investments, Net                                                                            (74,562)
Purchase of Common Stock                                                                                (1,710,000)   (37,445,781)
Cancellation of Treasury Stock     (4,393,100)    (439,310)   (45,887,347)   (46,519,924)                4,393,100     92,846,581
                                  ------------------------------------------------------------------------------------------------

Balance, December 31, 1996         29,993,570    2,999,357             --    257,218,657       (2,118)          --             --

Net Income                                                                    54,511,615
Dividends Paid (40c per share)                                               (11,969,851)
Unrealized Holding Gain
  on Investments, Net                                                                          17,444
Purchase of Common Stock             (541,000)     (54,100)    (7,362,780)    (6,823,433)
Exercise of Stock Options and
  Stock Appreciation Rights           278,307       27,831      7,362,780
                                  ------------------------------------------------------------------------------------------------

Balance, December 31, 1997         29,730,877   $2,973,088   $         --   $292,936,988    $  15,326           --   $         --
                                  ================================================================================================


See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1997



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation and Business: ASA Holdings, Inc. (ASA Holdings) is a holding company the principal assets of which are the shares of its wholly owned subsidiaries, Atlantic Southeast Airlines, Inc. (ASA) and ASA Investments, Inc. (ASA Investments). ASA Holdings became the parent holding company for ASA and ASA Investments pursuant to a corporate reorganization (the Reorganization) which was effective after the close of business on December 31, 1996.

Pursuant to the Reorganization, ASA merged with a wholly owned subsidiary of ASA Holdings. As part of the merger, each issued and outstanding share of ASA's common stock (other than treasury stock, which was canceled) was converted into one share of ASA Holdings' common stock. Immediately after the merger on December 31, 1996, ASA effected a dividend to ASA Holdings of all of the capital stock of ASA Investments. As a result of the Reorganization, ASA and ASA Investments became wholly owned subsidiaries of ASA Holdings. There was no significant impact on the consolidated financial statements as a result of these transactions.

All references to the Company contained herein refer collectively to ASA and its subsidiaries, ASA Holdings and ASA Investments, prior to December 31, 1996, and to ASA Holdings and its subsidiaries, ASA and ASA Investments, beginning December 31, 1996. All significant intercompany transactions have been eliminated.

ASA, ASA Holdings' principal operating subsidiary, is a large regional airline serving airports in the Southeastern and Southwestern United States. ASA derives its revenues primarily through the air transportation of passengers and cargo in scheduled airline service under a marketing agreement with Delta Air Lines, Inc. (Delta). Under this agreement, ASA's flights are listed on reservation systems as connecting Delta flights. Delta Air Lines Holdings, Inc., a subsidiary of Delta, owns approximately 27% of ASA Holdings' common stock (See Note K).

ASA Investments operates as an investment entity which manages cash assets contributed to it by ASA Holdings or its other subsidiaries.

Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Such investments include municipal obligations, corporate commercial paper and overnight repurchase agreements. The Company believes that the credit risk is minimal.

Marketable Securities and Investments: The Company's investment in marketable securities consists of debt instruments of U.S. Government agencies and municipal authorities, bank certificates of deposit, medium term notes and corporate commercial paper. All such marketable securities have a maturity of less than one year. Long-term investments consists of municipal bonds with a maturity of more than one year. All of these investments are classified as available for sale and reported at fair market value.

Expendable Parts: Flight equipment expendable parts are valued at average cost less an allowance for obsolescence. Expendable parts are charged to maintenance expense as used.

Property, Equipment and Depreciation: Flight equipment and other property and equipment are stated at cost. Major additions, betterments and renewals are capitalized. The Company capitalizes interest in connection with deposits made under aircraft acquisition agreements. During the year ended December 31, 1997, $1,137,000 of interest was capitalized. Depreciation of costs less estimated residual values is computed on the straight-line basis over the estimated useful lives of the related assets as follows:

                  Flight equipment                    3 - 20 years
                  Other property and equipment        2 - 28 years

For income tax purposes, accelerated depreciation methods are used.

Maintenance: Routine costs for aircraft and engine maintenance generally are expensed as incurred. The cost of major engine overhauls for aircraft is generally capitalized and amortized to maintenance expense over the estimated overhaul life.

Intangibles: Excess of cost over fair value of tangible assets acquired is amortized by the straight-line method over a 40-year period. Also included in other assets are deferred financing fees and deferred gate assignment costs. These deferred assets are amortized over periods from one to 20 years. Accumulated amortization for these intangible assets and deferred costs at December 31, 1997 and 1996 was $3,492,975 and $2,910,829, respectively. Also included in other assets is restricted cash which serves as collateral for a portion of ASA's financings (See Note B). The cost of routine development of new or extended routes and the pre-operating costs incurred in connection with aircraft acquisitions are charged to expense as incurred.

Passenger Revenue Recognition: ASA issues Delta ticket stock for passenger sales. Passenger revenues are recognized at the time transportation is provided. ASA derives its revenues primarily from local fares and through fares. Local fares are those fares for one way and round trips that are not combined with the fare of another air carrier. Through fares are fares for transportation provided jointly by ASA and another carrier. Revenues derived from through fares are distributed among the participating air carriers using the straight rate prorate division method or agreed variations to this proration formula. Included in air traffic liability are cargo liabilities and amounts resulting from timing differences in billings with Delta. As a "Delta Connection" carrier, ASA participates in Delta's frequent flyer incentive program. ASA does not accrue for incremental costs associated with the program's mileage accumulation since the impact is immaterial both on a quarterly and annual basis.

Income Taxes: The Company uses the liability method of accounting for income taxes. Deferred income taxes are provided for temporary differences in the recognition of income and expenses for financial reporting and income tax reporting.

Earnings per Share: Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires presentation of "Basic" and "Diluted" earnings per share amounts, as defined. "Basic" earnings per share replaces primary earnings per share under APB Opinion No. 15, and excludes the dilutive effects of options, warrants and convertible securities, if any, from the calculation. Fully diluted earnings per share has not changed significantly but has been renamed "Diluted" earnings per share. Statement No. 128 became effective for fiscal years ending after December 15, 1997. All earnings per share amounts prior to 1997 have been restated as required to comply with this Statement (See Note M).

Recent Pronouncements: In June 1997, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Statement No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements for periods beginning after December 15, 1997. The Statement requires that business segment financial information be reported in the financial statements utilizing the management approach. The management approach is defined as the manner in which managment organizes the segments within the enterprise for making operating decisions and assessing performance. Management believes that the adoption of Statement No. 131 will not have a material impact on the financial statements.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income, as defined, and its components in financial statements issued for fiscal years beginning after December 15, 1997. Management believes that the adoption of Statement No. 130 will not have a material impact on the financial statements.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages companies to recognize expense for stock-based awards based on their fair value on the date of grant. At a minimum, Statement No. 123 requires pro forma disclosures beginning with the Company's 1996 financial statements. The Company elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and provide the necessary disclosures required by Statement No. 123, rather than adopt the expense recognition provisions of this Statement (See Note I).

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement No. 121 in the first quarter of 1996 and the effect of adoption was not significant.

NOTE B - LONG-TERM DEBT

ASA's long-term debt was as follows:

                                                                                         DECEMBER 31,
                                                                                    1997              1996
                                                                                    ----              ----
Notes payable to banks. ASA pledged aircraft and support equipment with a net book value of $20,286,435 as collateral. Payments are due in semi-annual
installments of $1,651,462 plus interest at 6.5% to 1999.                        $3,409,280        $9,648,266

Notes payable to banks. ASA pledged aircraft and support equipment with a net book value of $16,119,138 as collateral. Payments are due in semi-annual
installments of $1,262,363 plus interest at 6.125% to 6.5% to 1999.               3,856,556         6,837,627

Notes payable to banks. ASA pledged aircraft and support equipment with a net book value of $6,310,578 as collateral. Payments are due in quarterly
installments of $259,663 plus interest at 7% to 1999.                             1,817,634         2,856,285

Notes payable to bank. ASA pledged aircraft and support equipment with a net book value of $10,744,021 as collateral. Payments are due in semi-annual
installments of $788,902 plus interest at 5.35% to 5.7875% to 2000.               4,470,410         6,048,214

Floating rate note payable to bank. ASA pledged aircraft and support equipment with a net book value of $3,805,423 as collateral. Payments are due in semi-annual installments of $264,615 plus interest based on floating six month
LIBOR to 2000. Rate at December 31, 1997 was 6.4688%.                             1,587,690         2,116,920

Floating rate note payable to bank. ASA pledged a Euro-time deposit of an equal amount as collateral. Payments are due in semi-annual installments of $264,927 plus interest based on floating six month LIBOR to 2000. Rate at December 31,
1997 was 6.7438%.                                                                 1,589,556         2,119,411

Floating rate notes payable to bank. ASA pledged aircraft and support equipment with a net book value of $15,847,223 as collateral. Payments are due in semi-annual installments of $1,069,328 plus interest based on floating six month
LIBOR to 2001. Rates at December 31, 1997 were 6.69375% or 6.725%.                  7,485,289          9,623,945

Floating rate notes payable to bank. ASA pledged aircraft and support equipment with a net book value of $16,200,748 as collateral. Payments are due in semi-annual installments of $1,051,214 plus interest based on floating six month
LIBOR to 2002. Rates at December 31, 1997 were 6.45%.                               7,879,428          9,981,855

Floating rate notes payable to bank. ASA pledged aircraft and support equipment with a net book value of $45,567,411 as collateral. Payments are due in semi-annual installments of $2,727,239 plus interest based on floating six month
LIBOR to 2003. Rates at December 31, 1997 were 6.4688% or 6.5313%.                 28,392,338         33,846,816

Floating rate notes payable to bank. ASA pledged aircraft and support equipment with a net book value of $40,543,683 as collateral. Payments are due in mortgage style semi-annual installments estimated at $1,548,395 (subject to change) plus interest based on floating six month LIBOR to 2006. Rates at December 31, 1997
were 6.125% to 6.40625%.                                                           34,155,216         37,114,751
                                                                                  -----------       ------------
                                                                                   94,643,397        120,194,090
Less current portion                                                               21,851,783         25,576,213
                                                                                  -----------       ------------
                                                                                  $72,791,614       $ 94,617,877
                                                                                  -----------       ------------

As of December 31, 1997, maturities on long-term debt were:

              1998                        $21,851,783
              1999                         18,652,589
              2000                         15,369,419
              2001                         11,626,789
              2002                          9,749,654
        After 2002                         17,393,163
                                          -----------
                                          $94,643,397
                                          -----------

Certain of ASA's credit agreements contain restrictive covenants that, among other things, limit the sale or lease of assets and the acquisition of stock of other entities; establish a minimum ratio of total liabilities to tangible net worth; and require maintenance of minimum tangible net worth and funds flow coverage. In addition, the transfer of funds by ASA in the form of cash dividends, loans or advances is limited solely to the extent that the payment of such transfers would cause ASA to breach other financial covenants. ASA Holdings and ASA Investments are not subject to the restrictive covenants of ASA's credit agreements, except to the extent that ASA is restricted in its ability to transfer funds to ASA Holdings or ASA Investments in the form of cash dividends, loans or advances. At December 31, 1997, approximately $27 million of net assets was available for distribution by ASA to ASA Holdings under the most restrictive of these provisions.

ASA has negotiated to receive interest rate subsidies on certain indebtedness through the export support program of the Federative Republic of Brazil. Outstanding debt aggregating $60,488,179 at December 31, 1997 is subject to subsidy payments which reduce the stated interest rates on such debt to an average of approximately 3.36%. However, subsidies on an aggregate of $56,017,766 of such outstanding debt are at risk to ASA if the Federative Republic of Brazil does not meet its obligations under the export support program. For the remaining debt that is subject to such subsidies, the lenders have assumed such risk by building such subsidy payments into ASA's payment obligations. During 1997, 1996 and 1995, ASA reduced its interest expense by $2,175,601, $2,826,564 and $3,726,620, respectively, as a result of these interest rate subsidies. The amount of net interest paid during 1997, 1996 and 1995 was $5,075,122, $7,314,112 and $7,446,255, respectively. As indicated
above, ASA is at risk with respect to certain of these subsidy payments. While the Company has no reason to believe, based on information currently available to it, that ASA will not continue to receive such subsidy payments from the Federative Republic of Brazil in the future, there can be no assurance that a default will not occur under the export support program.


NOTE C - AIRCRAFT COMMITMENTS

On April 21, 1997, ASA announced that it had executed an acquisition agreement with Bombardier, Inc. for 30 Canadair Regional Jet aircraft (CRJ) aggregating approximately $600 million with options to acquire an additional 60 aircraft. ASA took delivery of its first five 50-passenger CRJ aircraft in the second half of 1997 through operating leases with 16.5 year terms. ASA obtained a commitment from the Export Development Corporation (EDC) of Canada to provide financing to ASA for up to approximately 85% of the purchase price of each of the CRJs. This facility, which ASA is not obligated to use for its acquisition of all or any of the CRJs, is available on an aircraft by aircraft basis in the form of either direct loans or leases, with interest payable at various interest rate options determined by reference to either U.S. treasury rates or LIBOR, and on various repayment terms. ASA has arranged to acquire its next five CRJs under operating lease arrangements. Thereafter, future deliveries of the remaining 20 CRJs are anticipated to be at an approximate rate of one aircraft per month and the financing arrangements have not yet been determined.


NOTE D - LINES OF CREDIT

ASA has an $8,000,000 bank line of credit available at LIBOR plus .4%. This line of credit expires in February 1999 and is renewed annually. At December 31, 1997 and 1996, there was $.7 million of this line committed to support a letter of credit. The remainder is available for general working capital purposes on an as needed basis. At December 31, 1997 and 1996, there were no outstanding amounts under this line of credit.


NOTE E - INTEREST RATE RISK MANAGEMENT

ASA, upon its determination of the nature of financing for aircraft acquisitions, may enter into interest rate lock agreements in order to fix the underlying interest rate index upon which the financing rate is determined. At December 31, 1997, such agreements with a notional amount of $85 million effectively had fixed rates between 7.06% and 7.10%. Under these arrangements, the Company makes or receives payments based upon the differential between a specified rate and a market interest rate on a notional principal amount on a certain date. The fair value to ASA of the interest rate lock agreements at December 31, 1997 was $(2.3 million), based on interest rates in effect at December 31, 1997. At December 31, 1997, the Company had approximately $4 million related to settled interest rate lock agreements which are being amortized over the term of the related financing.


NOTE F - INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax liabilities and assets as of

December 31, 1997 and 1996 are as follows:

                                                    1997          1996
                                                    ----          ----
Deferred income tax liabilities:
   Tax over book depreciation                   $69,569,768   $72,736,336
   Other                                            737,973       110,225
                                                -----------   -----------
   Total deferred income tax liabilities         70,307,741    72,846,561

Deferred income tax assets:
   Accounts receivable and inventory reserves     1,156,869       749,755
   Other                                          4,931,396     2,462,033
                                                -----------   -----------
   Total deferred income tax assets               6,088,265     3,211,788
                                                -----------   -----------
Net deferred income tax liabilities             $64,219,476   $69,634,773
                                                -----------   -----------

For financial reporting purposes, the provision for income taxes includes the following components for the years ended December 31, 1997, 1996 and 1995:



                   1997             1996           1995
               ------------     -----------    -----------
Federal:
   Current     $ 34,347,947     $30,993,254    $23,397,695
   Deferred      (4,927,897)        396,046      2,978,705
               ------------     -----------    -----------
                 29,420,050      31,389,300     26,376,400
               ------------     -----------    -----------

State:
   Current        3,397,050       3,065,300      2,891,900
   Deferred        (487,400)         39,200        368,100
               ------------     -----------    -----------
                  2,909,650       3,104,500      3,260,000
               ------------     -----------    -----------
               $ 32,329,700     $34,493,800    $29,636,400
               ------------     -----------    -----------

A reconciliation of the provision for income taxes at the applicable federal statutory income tax rate to the income tax expense as reported is as follows for the years ended December 31, 1997, 1996 and 1995:

                                              1997            1996            1995
                                         ------------     -----------    ------------
Income tax expense, at statutory rate    $ 30,394,460     $31,887,282    $ 28,270,836
State income taxes, net of federal
   tax benefit                              1,978,194       2,004,211       2,160,835
Other                                         (42,954)        602,307        (795,271)
                                         ------------     -----------    ------------
Income tax expense                       $ 32,329,700     $34,493,800    $ 29,636,400
                                         ------------     -----------    ------------

In 1997, ASA received a tax refund related to certain amended prior years' state tax returns and, accordingly, reduced income tax expense by approximately $500,000. In 1995, certain prior years' income tax audits were resolved and the Company reduced its tax liabilities and deferred tax expense by approximately $1.3 million.

The Company paid income taxes in the amount of $32,384,060 in 1997, $33,389,841 in 1996 and $27,259,730 in 1995.

NOTE G - COMMITMENTS AND CONTINGENCIES

ASA's current fleet includes the following aircraft under operating leases:


                                         INITIAL
                                      NON-CANCELLABLE
# OF AIRCRAFT   TYPE OF AIRCRAFT        LEASE TERM
-------------   ----------------      ---------------
      8             ATR-72                7 years
      4             EMB-120           3.1 - 4.4 years
      8             CRJ                 16.5 years

ASA leases facilities from local airport authorities or other carriers as well as office space for its corporate headquarters and hangar facilities. These leases are operating leases and have terms ranging from one month to 21 years.

Total rental expense on operating leases for the years ended December 31, 1997, 1996 and 1995 was $25,695,796, $24,041,093 and $17,591,292, respectively.

Minimum future lease payments under all non-cancellable operating leases are as follows:

                  1998                             $21,622,080
                  1999                              20,245,026
                  2000                              19,264,045
                  2001                              18,936,876
                  2002                              13,988,644
                  After 2002                       118,771,781
                                                  ------------
                                                  $212,828,452
                                                  ------------

         Approximately 27% of ASA's workforce are members of the unions representing pilots and flight attendants. In 1995, collective bargaining agreements with unions representing both the flight attendants and pilots became amendable. In September 1997, following direct negotiations and federal mediation, ASA and the flight attendants' union entered into a new collective bargaining agreement that is amendable in 2002. In September 1995, ASA and the union representing its pilots entered into negotiations for a new collective bargaining agreement. In 1996, ASA and the pilots' union entered federal mediation with respect to those negotiations which continued throughout 1997. In January 1998, ASA and the pilots' union reached a tentative agreement on a new 54-month collective bargaining agreement, pending ratification of the agreement by the pilots. In March 1998, the members of the pilots' union voted to reject the tentative accord, and management expects negotiations with the pilots' union to continue under the auspices of the National Mediation Board. The existing collective bargaining agreement between ASA and the pilots' union will remain in effect until a new agreement is reached and ratified or until the procedures of the Railway Labor Act, which governs labor relations of air carriers and employees in the airline industry, are exhausted. There can be no assurance that ASA will be able to settle contract negotiations, if at all, without wage increases, work rule changes or other provisions that could have a material adverse effect on the Company's operations or financial performance. In addition, any cessation or disruption of operations due to any strike or work action could have a material adverse effect on the Company and its financial performance.


NOTE H - DIVIDENDS AND COMMON STOCK TRANSACTIONS

Pursuant to its stock repurchase programs, the Company purchased $14,240,000, $37,446,000 and $35,424,000 of its common stock in 1997, 1996 and 1995, respectively. In February 1998, ASA Holdings announced that its Board of Directors authorized the repurchase of up to an additional $50,000,000 of its common stock on the open market during 1998.

During 1997, the Company paid a total of $11,969,851 in dividends at 10 cents per share per quarter. In February 1998, the Company's Board of Directors increased the regular quarterly cash dividend to 11 cents per share.

NOTE I - STOCK PLANS

In May 1997, the shareholders of ASA Holdings approved the adoption of a Nonqualified Stock Option Plan (Option Plan). In connection with the adoption of the Option Plan, the Stock Appreciation Rights (SARs) Plan was terminated and all SARs outstanding on May 21, 1997 were canceled, in exchange for options covering the same number of shares with the same exercise prices and expiration dates. Grants of options are made by a committee of the Board of Directors of ASA Holdings and the exercise price is set at the time of each option grant.


         SARs transactions are as follows:

                                  NUMBER OF SARS     GRANT PRICE
                                  --------------   ---------------
Outstanding at January 1, 1995         529,700     $17.13 - $36.75
         Exercised                    (150,300)          21.13
         Granted                       411,000           17.13
                                    ----------      --------------
Outstanding at December 31, 1995       790,400       17.13 - 36.75
         Exercised                       --                --
         Granted                         --                --
                                    ----------      --------------
Outstanding at December 31, 1996       790,400       17.13 - 36.75
         Exercised                     (10,000)          17.13
         Granted                       414,100           22.38
         Granted                        53,600           21.25
                                    ----------     ---------------

Canceled at May 21, 1997             1,248,100     $17.13 - $36.75
                                    ----------     ---------------

         Option transactions are as follows:

                                      NUMBER        WEIGHTED AVERAGE
                                    OF OPTIONS       EXERCISE PRICE
                                    ----------      ----------------
Granted at May 21, 1997              1,248,100           $23.18

Exercised                             (276,900)           19.79
                                     ---------           ------

Outstanding at December 31, 1997       971,200           $24.14
                                     ---------           ------


The following table summarizes information about stock options outstanding at December 31, 1997:

DATE OF GRANT    NUMBER OF OPTIONS        EXERCISE PRICE
-------------    -----------------       ---------------
May 21, 1997         235,700                 $36.75
May 21, 1997         375,300                 $22.38
May 21, 1997          53,600                 $21.25
May 21, 1997         306,600                 $17.13
                     -------             ---------------

Total                971,200             $17.13 - $36.75
                     -------             ---------------

The weighted average remaining contractual life of the options outstanding at December 31, 1997 was 2.7 years. Of the 971,200 options outstanding at December 31, 1997, 946,075 were fully vested and exercisable at prices from $17.13 through $36.75. At May 21, 1997, the Company reserved 2,500,000 shares of common stock for issuance under the Option Plan. At December 31, 1997, 1,251,900 shares remained available for future grants. In February 1998, an additional 391,800 options were granted under the Option Plan at an exercise price of $40.63.

During 1997, SARs increased expense by approximately $2,600,000. The SARs expense of $2,600,000 was reversed upon cancellation of the SARs, but an equivalent amount of compensation expense related to the new options issued under the Option Plan was recorded due to the one-time issuance of options with exercise prices less than the market price of the Company's stock on May 21, 1997. In 1996 and 1995, SARs increased expense by approximately $729,000 and $2,416,000, respectively. In connection with the exercise of SARs, the Company made cash payments of $21,018 and issued 1,407 shares of common stock in 1997, and made cash payments of $434,445 and issued 22,963 shares of common stock in 1995.

As indicated in Note A, the Company elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its SARs. However, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," requires pro forma information regarding net income and earnings per share as if the Company had accounted for its SARs/options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value of these SARs/options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for grants made in 1995 and 1997: a risk-free interest rate of 6%; a dividend yield of 2%; a volatility factor of the expected common stock market price of .472 and .41, respectively; and a weighted-average expected life of the SARs/options of five years. The fair values of the SARs/options granted in 1997 were $8.41 and $7.99. The fair value of the SARs granted in 1995 was computed to be $7.11. No SARs or stock options were granted in 1996. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options and previous SARs have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options or previous SARs. For purposes of pro forma disclosures, the estimated fair value of the SARs/options is amortized over the relevant vesting period. The Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands except per share information):

                                           1997            1996
                                         -------         -------
Net Income - as reported                 $54,512         $56,613

Net Income - pro forma                   $52,883         $56,524

Earnings per Common Share - Diluted
         as reported                     $  1.81         $  1.83

Earnings per Common Share - Diluted
         pro forma                       $  1.76         $  1.82

NOTE J - EMPLOYEE BENEFIT PLANS

All employees of the Company who have completed one year of employment are generally eligible to participate in ASA's Investment Savings Plan. For each dollar of salary reduction elected by an employee (up to 6% of an employee's earnings), the Company has made a matching contribution of 20 cents to 50 cents (depending on the number of years of participation for each participant). The amounts contributed by the Company for 1997, 1996 and 1995 were approximately $882,000, $920,000 and $915,000, respectively.

The Company has an Executive Deferred Compensation Plan for certain employees, as designated by a committee of the Board of Directors. The Company contributes from 10% to 15% of each participant's base salary to the plan. Approximately $120,000, $126,000 and $122,000 were contributed in 1997, 1996 and 1995, respectively.

The Company has a Supplemental Executive Retirement Plan (SERP). The SERP provides supplemental retirement income to certain key executive employees at the time of their retirement or termination of employment from the Company, on or after the attainment of age 55. During 1997, 1996 and 1995, respectively, the Company recorded expense of approximately $160,000, $142,000 and $131,000 related to the SERP. At December 31, 1997 and 1996, respectively, other non-current liabilities included approximately $1,219,000 and $913,000 related to the SERP.

The Company has no material liability for post-retirement or post-employment benefits under Statements of Financial Accounting Standards No. 106 and 112.


NOTE K - RELATED PARTY TRANSACTIONS

Delta Air Lines Holdings, Inc. (a subsidiary of Delta) owns 7,995,000 shares or approximately 27% of ASA Holdings' outstanding common stock. ASA leases reservation equipment and certain terminal facilities from Delta and Delta provides certain services to ASA including reservation and ground handling services. Expenses under these agreements were approximately $11,686,000 in 1997, $11,883,000 in 1996, and $9,642,000 in 1995. Other information related to
Delta is as follows:

                                       1997            1996
                                    ----------      ----------
Accounts Receivable from Delta
at December 31:                     $  205,000      $  121,000

Accounts Payable to Delta
at December 31:                     $1,725,000      $1,747,000

Given ASA's relationship with Delta, ASA's results of operations and financial condition may be favorably or adversely impacted by Delta's decisions regarding its flight routes and other operational matters. ASA's flight schedules are structured to facilitate the connection of its passengers with Delta flights at ASA's Atlanta and Dallas/Fort Worth hubs. ASA has historically benefited from its relationship with Delta, but there can be no assurance that such benefits will continue in the future.



NOTE L - MARKETABLE SECURITIES AND FAIR VALUE INFORMATION

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amount reported in the balance sheets for cash and cash equivalents approximates its fair value.

Marketable securities and long-term investments: Short-term investments in marketable securities are classified as available for sale and reported at fair value (estimated based on quoted market prices). Gross unrealized holding losses of $9,457 as of December 31, 1997 and $3,432 as of December 31, 1996 are reflected as adjustments to shareholders' equity, net of related income taxes. Realized gains and losses other than interest income were not material.

Long-term investments are classified as available for sale and reported at fair value (estimated based on quoted market prices). The gross unrealized holding gain of $33,034 as of December 31, 1997 is reflected as an adjustment to shareholders' equity, net of related income taxes. The maturity of these investments range from July 1998 to February 1999.

Long-term debt: The fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's estimate of current borrowing rates for credit facilities with maturities which approximate the weighted average maturities for its existing long-term debt.

Off-balance sheet financial instruments: The Company receives interest rate subsidies on certain long-term debt instruments (See Note B). The fair values of these off-balance sheet instruments are estimated using discounted cash flow analyses based on the Company's estimate of current borrowing rates. The Company also has outstanding interest rate lock agreements (See Note E).

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1997 and 1996 are as follows:


                                                      CARRYING AMOUNTS                      ESTIMATED FAIR VALUE
                                                  1997                1996                1997                1996
                                             -------------       -------------       -------------       -------------
Cash and cash equivalents                    $ 112,393,109       $ 137,468,791       $ 112,393,109       $ 137,468,791
Marketable securities                           71,486,542          52,653,227          71,486,542          52,653,227
Long-term investments                           11,777,109                  --          11,777,109                  --
Total long-term debt (including
  current maturities)                          (94,643,397)       (120,194,090)        (94,608,577)       (119,894,051)
Off-balance sheet financial instruments                 --                  --           1,478,273           5,700,053

NOTE M - EARNINGS PER COMMON SHARE

The following table sets forth the computation of earnings per common share:

                                                  1997             1996             1995
                                              -----------      -----------      -----------
Numerator:
  Net Income                                  $54,511,615      $56,612,720      $51,137,417
                                              -----------      -----------      -----------
Denominator:
For Earnings per Common Share:
Weighted Average Common
  Shares Outstanding                           29,909,654       30,914,246       32,888,772

  Effect of Dilutive Securities:
     Stock Options/SARs                           182,223           76,353           75,366
                                              -----------      -----------      -----------

For Earnings per Common Share - Diluted:
Weighted Average Common Shares
  and Share Equivalents Outstanding            30,091,877       30,990,599       32,964,138
                                              -----------      -----------      -----------

Earnings per Common Share                     $      1.82      $      1.83      $      1.55
                                              -----------      -----------      -----------

Earnings per Common Share - Diluted           $      1.81      $      1.83      $      1.55
                                              -----------      -----------      -----------

SARs/options to purchase 235,700 shares of common stock at $36.75 per share were outstanding during 1997, 1996 and 1995, but were not included in the computation of diluted earnings per share because the exercise price of the SARs/options was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

In February 1998, the Company issued an additional 391,800 options at an exercise price of $40.63.

                         REPORT OF INDEPENDENT AUDITORS


Shareholders and Board of Directors
ASA Holdings, Inc.


         We have audited the accompanying consolidated balance sheets of ASA Holdings, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ASA Holdings, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                    /s/ Ernst & Young LLP

Atlanta, Georgia
January 30, 1998, except for the
last paragraph of Note G, as to
which the date is March 12, 1998

                               ASA HOLDINGS, INC.
                              REPORT OF MANAGEMENT


         The management of ASA Holdings, Inc. is responsible for the preparation, content, integrity and objectivity of the financial statements and other information presented in this report. The financial statements, which were prepared in conformity with generally accepted accounting principles applied on a consistent basis, have been audited by Ernst & Young LLP, independent auditors.

         The Company maintains a system of internal controls that provides reasonable assurance as to the integrity and reliability of the financial statements, that its assets are safeguarded against loss or unauthorized use and that fraudulent financial reporting is prevented and detected.

         The Board of Directors pursues its responsibilities through its Audit Committee composed entirely of directors who are not employees of the Company. The Audit Committee meets periodically and privately with the Company's independent auditors and Company management to review accounting, auditing, internal control and financial reporting matters.

/s/ George F. Pickett
-------------------------------
GEORGE F. PICKETT
Chairman of the Board and
Chief Executive Officer

/s/ Ronald V. Sapp
-------------------------------
RONALD V. SAPP
Chief Financial Officer and
Senior Vice President - Finance

                               ASA HOLDINGS, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


This Annual Report, including the Management's Discussion and Analysis which follows, contains forward-looking statements in addition to historical information, including but not limited to statements regarding the Company's current views with respect to future events, trends, market conditions and financial performance. Such forward-looking statements are subject to certain factors that could cause actual results to differ materially from historical results or anticipated events, trends or results. These factors include, but are not limited to, material changes in the Company's relationship with Delta Air Lines, Inc. (Delta); the cost and supply of aviation fuel; the acquisition and phase-in of new aircraft; competitive pressures on pricing; changes in regulations affecting the Company; and seasonal factors and general economic conditions affecting demand for air transportation. These and other factors affecting the Company's future performance are further detailed in publicly available reports filed from time to time by the Company with the Securities and Exchange Commission, such as the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

Reorganization

ASA Holdings, Inc. (ASA Holdings) is a holding company the principal assets of which are the shares of its wholly owned subsidiaries Atlantic Southeast Airlines, Inc. (ASA) and ASA Investments, Inc. (ASA Investments). ASA Holdings became the parent holding company for ASA and ASA Investments pursuant to a corporate reorganization (the Reorganization), which was effective after the close of business on December 31, 1996.

Pursuant to the Reorganization, ASA merged with a wholly owned subsidiary of ASA Holdings. As part of the merger, each issued and outstanding share of ASA's common stock (other than treasury stock, which was canceled) was converted into one share of ASA Holdings' common stock. Immediately after the merger on December 31, 1996, ASA effected a dividend to ASA Holdings of all of the capital stock of ASA Investments. As a result of the Reorganization, ASA and ASA Investments became wholly owned subsidiaries of ASA Holdings. ASA Holdings considers the airline business of ASA to be its only industry segment. There was no significant impact on the consolidated financial statements as a result of these transactions.

All references to the Company contained in this section refer collectively to ASA and its subsidiaries, ASA Holdings and ASA Investments, prior to December 31, 1996, and to ASA Holdings and its subsidiaries, ASA and ASA Investments, beginning December 31, 1996. All significant intercompany transactions have been eliminated.

ASA's material lenders consented to the Reorganization where ASA's credit agreements made such consent necessary. In addition, during 1996 ASA renegotiated the restrictive covenants in its credit agreements. The renegotiated credit agreements currently contain restrictive covenants that, among other things, limit the sale or lease of assets and the acquisition of stock of other entities; establish a minimum ratio of total liabilities to tangible net worth; and require maintenance of minimum tangible net worth and funds flow coverage. In addition, the transfer of funds by ASA in the form of cash dividends, loans or advances is limited solely to the extent that such transfers would cause ASA to breach other financial covenants. ASA Holdings and ASA Investments are not subject to the restrictive covenants of ASA's credit agreements except to the extent that ASA is restricted in its ability to transfer funds to ASA Holdings or ASA Investments in the form of cash dividends, loans or advances.

Liquidity and Capital Resources

The Company's working capital decreased to $130.0 million with a current ratio of 2.8 at December 31, 1997 compared with working capital of $147.7 million and a current ratio of 3.5 at December 31, 1996. At December 31, 1997, the Company had $11.8 million of long-term investments which were previously invested in instruments with short-term maturities. During 1997, ASA paid $25 million in pre-delivery deposits on 30 Canadair Regional Jet aircraft (CRJ) which it is acquiring from Bombardier, Inc. (Bombardier), as more fully described below. Without these two factors, working capital would have been $166.8 million with a current ratio of 3.4. Cash, cash equivalents and investments in marketable securities decreased $6.2 million in 1997 primarily due to a $46.2 million investment in property and equipment ($25 million of which was CRJ pre-delivery deposits), $11.8 million of long-term investments, $25.6 million in principal payments on long-term debt, $12.0 million of dividends paid and $14.2 million of treasury stock purchases, offset by $97.3 million in cash provided by operating activities and $5.5 million from the exercise of stock options.

ASA has an unsecured line of credit totaling $8 million with one of its banks. At December 31, 1997, $.7 million of this line was committed to support a letter of credit. The remainder is available for general working capital purposes on an as needed basis. At December 31, 1997, there were no outstanding amounts against the line of credit.

Management believes that, as a result of the Reorganization, borrowings from banks, other financial institutions or the securities markets are available to ASA Holdings on substantially the same terms as were available to ASA prior to the Reorganization. ASA Holdings also can borrow money directly and use it internally or contribute it to ASA or any other subsidiary. In addition, any of the subsidiaries can borrow money independently.

Total assets were up by $19.7 million at December 31, 1997 primarily due to an $11.3 million increase in net property and equipment. Flight equipment was higher by $11.9 million primarily due to purchases related to the Company's acquisition of a new aircraft type, the CRJ. As mentioned above, advance payments were higher by $26.0 at December 31, 1997 primarily due to the $25 million pre-delivery deposits on 30 CRJ aircraft. This $39.1 million increase in property and equipment was offset by an increase of $27.9 million in accumulated depreciation.

Current liabilities increased by $10.8 million to $70.8 million at December 31, 1997 compared with $60.0 million at December 31, 1996. This increase was primarily due to $2.2 million of additional accounts payable related to common stock repurchases and a $6.4 million increase in income taxes payable due to the reversal of temporary differences and the timing of estimated tax payments. These increases were offset by a decrease in the current portion of long-term debt of $3.7 million, which consisted of debt payments of $4.3 million offset by a $.6 million reclassification from current maturities to long-term debt.

The Company's percentage of long-term debt to equity decreased to 25% at December 31, 1997 compared with 36% at the end of 1996. Long-term debt decreased by $21.8 million due to $21.2 million of long-term debt payments and the reclassification of $.6 million from current maturities to long-term debt. Thirty-six EMB-120 Brasilia aircraft and four ATR-72 aircraft, as well as a significant portion of ASA's spare parts, are pledged to secure long-term debt.

Current maturities of long-term debt, aircraft lease payments, costs of compliance with FAA directives and other capital expenditures were funded from the Company's cash reserves and internally generated funds during fiscal 1997.

Shareholders' equity per share increased to $9.95 at December 31, 1997 from $8.68 at the end of 1996. Net worth increased $35.7 million in 1997 primarily due to earnings of $54.5 million and $7.4 million from the exercise of stock options, offset by $12.0 million of dividends paid and $14.2 million of common stock repurchases.

During 1996, ASA renegotiated the restrictive covenants in its credit agreements. See "Reorganization" above. ASA Holdings and ASA Investments are not subject to the restrictive covenants in ASA's credit agreements except to the extent that ASA is restricted in its ability to transfer funds to ASA Holdings or ASA Investments in the form of cash dividends, loans or advances. ASA's dividend to ASA Holdings of all of the shares of ASA Investments' capital stock in connection with the

Reorganization provided ASA Holdings with net assets that are free of the restrictive covenants in ASA's credit agreements. Approximately $27 million of net assets was available at December 31, 1997, for distribution by ASA to ASA Holdings under the most restrictive of these agreements.

The net number of shares of common stock outstanding decreased by .3 million to
29.7 million at December 31, 1997 compared with the number outstanding at December 31, 1996. The number of shares decreased by 541,000 due to the repurchase of common stock, offset by 278,307 shares issued in connection with the exercise of stock options. ASA's Board of Directors authorized ASA to repurchase up to $50.0 million of its common stock on the open market at any time on or before December 31, 1995 and up to an additional $50.0 million of ASA common stock during 1996. During 1995 and 1996, respectively, ASA repurchased approximately $35.4 million and $37.4 million of its common stock. All of the repurchased shares of common stock were held as treasury stock. In connection with the Reorganization on December 31, 1996, all of the shares of ASA treasury stock were canceled. In January 1997, ASA Holdings' Board of Directors authorized the Company to repurchase up to $50.0 million of its common stock on the open market at any time on or before December 31, 1997. Pursuant to this repurchase program, ASA Holdings repurchased approximately $14.2 million of its common stock during 1997. In February 1998, ASA Holdings announced that its Board of Directors authorized the repurchase of up to an additional $50.0 million of its common stock on the open market during 1998. The repurchased shares will be held as treasury stock and used for general corporate purposes or will be canceled. Repurchases are subject to market conditions. The Company paid dividends in the amount of $12.0 million, $11.7 million and $11.2 million on its outstanding stock in 1997, 1996 and 1995, respectively.

On April 21, 1997, ASA announced that it had executed an acquisition agreement with Bombardier for 30 CRJ aircraft with options for an additional 60 CRJ aircraft. The CRJ is a 50-passenger jet with four-abreast seating that ASA will use to promote growth in new markets as well as replace some turboprop equipment on existing routes. The value of the 30 aircraft, including spare parts and spare engines, will be approximatley $600 million. ASA took delivery of its first five CRJ aircraft in the second half of 1997 through operating leases with
16.5 year terms. ASA obtained a commitment from the Export Development Corporation (EDC) of Canada to provide financing to ASA for up to approximately 85% of the purchase price of each of the CRJs. This facility, which ASA is not obligated to use for its acquisition of all or any of the CRJs, is available on an aircraft by aircraft basis in the form of either direct loans or leases, with interest payable at various interest rate options determined by reference to either U.S. treasury rates or LIBOR, and on various repayment terms. The EDC facility was used to provide financing for the first five CRJs acquired from Bombardier. ASA has arranged to acquire its next five CRJs under similar operating lease arrangements with EDC, but is not committed to future financing through the EDC facility and will determine the method or source for financing the additional CRJs at the time of each acquisition based upon a consideration of various factors, such as prevailing conditions in the aircraft financing markets and ASA's operations and other capital needs. ASA may finance the CRJs as well as other anticipated expenditures through a combination of existing cash reserves, internally generated funds and lease and debt financing. Given the nature of the considerations relevant to the determination of the most advantageous form of financing at a given time, the Company cannot predict with any certainty the anticipated amount of funds which may be provided from such possible financing sources.

         Approximately 27% of ASA's workforce are members of the unions representing pilots and flight attendants. In 1995, collective bargaining agreements with both of these unions became amendable. In September 1997, following direct negotiations and federal mediation, ASA and the flight attendants' union entered into a new collective bargaining agreement that is amendable in 2002. In September 1995, ASA and the union representing its pilots entered into negotiations for a new collective bargaining agreement. In 1996, ASA and the pilots' union entered federal mediation with respect to those negotiations, which continued through 1997. In January 1998, ASA and the pilots' union reached a tentative agreement on a new 54-month collective bargaining agreement, pending ratification of the agreement by the pilots. In March 1998, the members of the pilots' union voted to reject the tentative accord, and management expects negotiations with the pilots' union to continue under the auspices of the National Mediation Board. The existing collective bargaining agreement between ASA and the pilots' union will remain in effect until a new agreement is reached and ratified or until the procedures of the Railway Labor Act, which governs labor relations of air carriers and employees in the airline industry, are exhausted. There can be no assurance that ASA will be able to settle contract negotiations, if at all, without wage increases, work rule changes or other provisions that could have a material adverse effect on the Company's operations or financial performance. In addition, any cessation or disruption of operations due to any strike or work action could have a material adverse effect on the Company and its financial performance.


The Company has implemented a Year 2000 compliance program designed to ensure that the Company's computer systems and applications will function properly beyond 1999. The Company believes that it has allocated adequate resources for this purpose and expects its Year 2000 conversions to be completed on a timely basis. The Company is not aware of any Year 2000 issues that would materially adversely affect operations or results thereof and does not expect implementation to have a material impact on the financial statements. However, there can be no assurance that the systems of third parties upon which the Company's business relies will be Year 2000 compliant on a timely basis. The failure of the Company's computer systems or applications or those operated by such third parties could have a material adverse effect on the Company's business, results of operations and financial condition.

ASA has negotiated to receive interest rate subsidies on certain indebtedness through the export support program of the Federative Republic of Brazil. Outstanding debt aggregating approximately $60.5 million at December 31, 1997 is subject to subsidy payments which reduce the stated interest rates on such debt to an average of approximately 3.36%. Of this amount, subsidies on outstanding debt aggregating approximately $56.0 million are at risk to ASA if the Federative Republic of Brazil does not meet its obligations under the export support program. For the remaining debt that is subject to such subsidies, the lenders have assumed such risk by building such subsidy payments into ASA's payment obligations. During 1997, 1996 and 1995, ASA reduced its interest expense by approximately $2.2 million, $2.8 million and $3.7 million, respectively, as a result of these interest rate subsidies. As indicated above, there can be no assurance that ASA will continue to receive such subsidy payments.

In 1984, ASA and Delta implemented a marketing program called the "Delta Connection." At December 31, 1997, Delta Air Lines Holdings, Inc. (an affiliate of Delta) owned approximately 27% of ASA Holdings' outstanding common stock. Delta leases reservation equipment and terminal facilities to ASA, and provides certain services to ASA, including reservation and ground handling services. Given ASA's relationship with Delta, ASA's results of operations and financial condition may be favorably or adversely impacted by Delta's decisions regarding flight routes and other operational matters. ASA has historically benefited from its relationship with Delta, but there can be no assurance that such benefits will continue in the future.

Based on information currently available to it, the Company believes that available resources will be sufficient to meet its existing expenditure commitments (including current maturities of long-term debt and aircraft lease payments) as well as its anticipated capital expenditures and other working capital requirements for the foreseeable future. As previously indicated, financial resources anticipated to be available to the Company for such purposes include existing cash reserves, internally generated funds, amounts available under the existing line of credit, and short and long-term financing arrangements that the Company believes are available to it.

ACCOUNTING STANDARDS

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued by the Financial Accounting Standards Board (FASB) in June 1997. Statement No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements for periods beginning after December 15, 1997. The Statement requires that business segment financial information be reported in the financial statements utilizing the management approach. The management approach is defined as the manner in which management organizes the segments within the enterprise for making operating decisions and assessing performance. Management believes that the adoption of Statement No. 131 will not have a material impact on the Company's financial statements.

The FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," in June 1997. Statement No. 130 establishes standards for reporting and displaying comprehensive income, as defined, and its components in financial statements issued for fiscal years beginning after December 15, 1997. Management believes that the adoption of Statement No. 130 will not have a material impact on the financial statements.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages companies to recognize expense for stock-based awards based on their fair value on the date of grant. At a minimum, Statement No. 123 requires pro forma disclosures in the Company's 1996 financial statements. The Company elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and provide the necessary disclosures required by Statement No. 123, rather than adopt the expense recognition provisions of this Statement.

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement No. 121 in the first quarter of 1996 and the adoption did not have a material impact on the financial statements.

RESULTS OF OPERATIONS

The Company set new records in passenger traffic and operating revenues in 1997. Total operating revenues were $385.3 million in 1997 compared with $375.3 million in 1996 and $328.7 million in 1995. Operating revenues were up 3% in 1997 primarily due to a 6% increase in revenue passenger miles (RPMs) flown to 924 million. RPMs were higher in 1997 due to the number of passengers carried increasing by 4% to 3.8 million while the average trip length increased by 2% to 245 miles. ASA's load factor for 1997 was 51.0% compared with 49.1% for 1996. The average passenger yield (passenger revenue divided by RPMs) decreased by 2.6% to 40.9 cents in 1997 compared with 42.0 cents in 1996, while the average passenger fare was down 1% to $100.19 in 1997 compared with $101.11 in 1996. Passenger fares vary based on a number of factors including competition, fare discounting and economic conditions. Operating revenues in 1996 increased 14% over 1995 primarily due to a .7% increase in the average passenger yield and a 15% increase in RPMs. ASA's average load factor in 1996 was 49.1%, up from 45.2% in 1995.

For the year ended December 31, 1997, net income decreased by 4% to $54.5 million compared with $56.6 million for 1996. Diluted earnings per common share for 1997 decreased to $1.81 on 30.1 million weighted average shares outstanding compared with $1.83 on 31.0 million weighted average shares outstanding for 1996. The decrease in the average number of shares outstanding was due to the stock repurchase program noted above in "Liquidity and Capital Resources" offset by shares issued in connection with the exercise of stock options. The financial results included a one-time after-tax charge of $1.7 million or $.06 per share primarily related to ASA's decision during 1997 to exercise its option for the early return of all BAe 146 aircraft to their lessor, as well as after-tax expense of $.7 million or $.02 per share incurred related to training and start-up expenses associated with the introduction of the new CRJ aircraft. Included in 1997 and 1996 are after-tax accruals of $1.6 million or $.05 per share and $.5 million or $.01 per share associated with the Company's former Stock Appreciation Rights (SARs) Plan and were due to increases in the price of the Company's stock during the existence of that plan. On May 21, 1997, the Company's shareholders approved the cancellation of all outstanding SARs and the adoption of a Nonqualified Stock Option Plan (Option Plan). The Company does not intend to incur any additional SARs expense in the future. Excluding these non-recurring expenses, 1997 diluted earnings per common share would have been $1.94 compared to $1.84 for fiscal 1996. In 1995, net income was $51.1 million or $1.55 per share on 32.9 million weighted average shares outstanding.

Operating expenses increased 5% in 1997 and 15% in 1996. The Company experienced a 4% increase in the cost per available seat mile (ASM) flown to 16.9 cents compared with 16.3 cents in 1996. Capacity (the number of ASMs) was up 2% in 1997 due to changes in aircraft as described in "Liquidity and Capital Resources" above. Operating expenses in 1997 included $2.6 million of expense related to the Company's SARs plan due to a 13% increase in the Company's stock price and additional vesting, while 1996 included $.7 million of expense associated with SARs due to a 2% increase in the stock price and additional vesting. Included in operating expenses for 1997 was $2.7 million primarily related to ASA's decision to exercise its option for the early return of all BAe 146 aircraft to their lessor and approximately $1.1 million of start-up expenses associated with adding the CRJ aircraft to the fleet. Excluding the effect of the SARs expense, BAe 146 return costs and CRJ start-up costs, operating expenses would have increased 3% in 1997 compared with 1996 and are higher primarily due to increased maintenance costs for the EMB-120 Brasilia turboprop fleet as well as rent on the CRJ jet aircraft. Operating expenses in 1996 were up 15% compared with 1995. Included in 1996 was $.7 million of SARs expense due to a 2% increase in the Company's stock price and additional vesting compared with $2.4 million in 1995 due to a 39% increase in the stock price. Included in operating expenses for 1995 was approximately $2.3 million of start-up costs associated with adding the BAe 146 aircraft to the fleet. Excluding the effect of the BAe 146 start-up costs in 1995 and SARs expense in both years, operating expenses would have increased 17% in 1996 compared with 1995 primarily due to more expensive jet fuel, higher marketing related expenses, increased maintenance costs for the EMB-120 Brasilia turboprop fleet, and rent on the BAe 146 aircraft. The following table compares components of operating cost per ASM for the years ended December 31, 1997, 1996 and 1995:

                                       1997        1996        1995
                                      -----       -----       -----
Labor and related                       4.4c        4.2c        4.3c

Fuel                                    1.8         1.9         1.4

Direct maintenance                      2.9         2.6         2.4

Passenger related                       2.0         2.1         1.8

Depreciation and aircraft rent          2.5         2.4         2.2

Other                                   3.3         3.1         2.9
                                      -----       -----       -----
Total operating expense per ASM        16.9c       16.3c       15.0c

The following table presents various components of operating expense as a percentage of total operating expense for the years ended December 31, 1997, 1996 and 1995:

                                   1997      1996      1995
                                   ----      ----      ----
Labor and related                    26%       25%       29%

Fuel                                 11        12         9

Direct maintenance                   17        16        16

Passenger related                    12        13        12

Depreciation and aircraft rent       15        15        15

Other                                19        19        19
                                    ---       ---       ---

Total operating expense             100%      100%      100%


The Company's break-even load factor was 39.5% in 1997 compared with 37.2% in 1996 and 34.1% in 1995. The higher break-even load factor in 1997 was primarily the result of higher operating expenses and the adjustments for SARs, the BAe 146 return and the CRJ start-up costs. The slightly higher break-even load factor in 1996 compared with 1995 was primarily the result of higher operating expenses.

Labor and related costs were $78.9 million in 1997, $74.2 million in 1996 and $72.3 million in 1995. The average number of employees in 1997 was 2,497, an increase of 4% over 1996 which contributed to higher labor and related costs. As mentioned above, 1997 included $2.6 million of expense related to the SARs plan in comparison with $.7 million of such expense in 1996 and $2.4 million in 1995. Excluding SARs expense, labor and related costs per ASM would have been 4.2 cents for 1997 and 4.1 cents for both 1996 and 1995, compared with 4.4 cents, 4.2 cents and 4.3 cents, respectively.

Fuel expense was $33.0 million, $33.5 million and $24.1 million in 1997, 1996 and 1995, respectively. Fuel consumption increased 3% in 1997 while the average fuel price per gallon, including taxes and into plane fees, decreased 5% in 1997 to 73.5 cents from 77.2 cents in 1996 due primarily to the decrease in crude oil prices during 1997. The average price per gallon, including taxes and into plane fees, increased in 1996 compared with 1995 by 25% to 77.2 cents from 61.9 cents, due primarily to the increase in crude oil prices during 1996 and the additional
4.3 cent per gallon transportation fuel tax beginning in October 1995. In August 1993, the United States government increased taxes on fuel, including aircraft fuel, by 4.3 cents per gallon. ASA was exempt from this tax increase until October 1995. This new tax increased the Company's operating expenses by approximately $1.9 million in both 1996 and 1997. Changes in the cost and supply of aviation fuel have an industry wide impact and will tend to affect ASA's competitors in the same manner as ASA.

Direct maintenance expense, excluding labor and related costs, increased to $52.8 million in 1997 from $46.2 million and $40.3 million in 1996 and 1995, respectively. This 14% increase in 1997 was primarily due to charges for the return of the BAe 146 aircraft, start-up costs related to the CRJ aircraft, a 2% increase in capacity and increased maintenance inspections and overhauls of time controlled components. As with any air carrier, as ASA's fleet of aircraft ages, it requires more frequent maintenance. The addition of the new 50-passenger CRJ aircraft, which are expected to be used over longer routes, should create a higher capacity over which maintenance costs can be distributed. Maintenance expenses in 1996 were higher compared with 1995 primarily due to a 6% increase in capacity, more frequent maintenance on aging aircraft, BAe 146 maintenance plan expenses, and the timing for scheduled maintenance inspections and overhauls.

Passenger related expenses, which include a majority of the expenses under the caption "Reservation, commission and other" on the Company's Consolidated Statements of Income, were $35.9 million, $36.8 million and $30.2 million in 1997, 1996 and 1995, respectively. The increase of $6.6 million in 1996 compared with 1995 was primarily due to an increase in travel agency commissions, credit card discounts and reservation fees. These expenses are directly related to the 18% increase in passengers carried in 1996 versus 1995. Passenger related expenses were approximately 10% of passenger revenue in 1997 and 1996 compared with 9% of passenger revenue in 1995. Delta began charging ASA higher fees for reservation service/systems in April 1995 and higher credit card fees in October 1995.

Aircraft rental costs were approximately $18.3 million in 1997, compared with $16.9 million in 1996 and $10.3 million in 1995. The increased expense in 1997 was primarily attributable to the acquisition of five new CRJs during the last half of 1997. Aircraft rental expense was higher in 1996 compared with 1995 primarily due to the three EMB-120 Brasilia aircraft and four BAe 146 aircraft leased during the fourth quarter of 1995, as well as a fifth BAe 146 aircraft leased in January 1996. Depreciation expense increased to $27.4 million in 1997 compared with $26.5 million and $26.8 million for 1996 and 1995, respectively.

Other expenses increased to $59.4 million in 1997 compared with $56.1 million in 1996 and $48.9 million in 1995. The increase in 1997 was partially attributable to costs associated with the negotiations related to the pilot and flight attendant contracts. The increase in 1996 compared with 1995 was due primarily to higher station security fees, liability insurance and interrupted trip and baggage claim expenses.

Interest expense decreased to $3.8 million in 1997 compared with $5.9 million in 1996 and $7.6 million in 1995. The decrease in 1997 was attributable to less total debt outstanding and the recording of $1.1 million in capitalized interest related to the deposits on the CRJ aircraft. The decrease in 1996 compared with 1995 was attributable to lower interest rates on ASA's outstanding floating rate debt and less total debt outstanding. Interest income was $10.9 million in 1997 compared with $10.7 million in 1996 and $12.0 million in 1995. A decline in interest rates contributed to lower interest income in 1996 compared with 1995.

The Company's effective income tax rate differs from the statutory rate of 35% due primarily to the impact of state income taxes, net of federal tax benefit. In 1997, ASA received a tax refund related to certain amended prior years' state tax returns and, accordingly, reduced income tax expense by approximately $500,000. In 1995, deferred tax liabilities and deferred tax expense were reduced by $1.3 million due to the resolution of prior years' income tax audits.

                               ASA HOLDINGS, INC.

                QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)
                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

                                                 FIRST        SECOND        THIRD       FOURTH         YEAR
1997
Operating Revenues                              $89,615      $ 99,638      $99,023      $97,014      $385,290
Operating Income                                 15,750        21,234       22,784       19,817        79,585
Income before Income Taxes                       17,028        23,027       24,742       22,045        86,842
Net Income                                      $10,732      $ 14,772      $15,340      $13,668      $ 54,512
Earnings per Common Share                       $  0.36      $   0.50      $  0.51      $  0.46      $   1.82
Weighted Average Common Shares Outstanding       29,971        29,813       29,870       29,985        29,910
Earnings per Common Share - Diluted             $  0.36      $   0.49      $  0.51      $  0.45      $   1.81
Weighted Average Common Shares
  and Share Equivalents Outstanding              30,031        30,003       30,102       30,201        30,092


1996
Operating Revenues                              $89,405      $104,238      $94,670      $86,987      $375,300
Operating Income                                 17,063        28,823       25,462       13,804        85,152
Income before Income Taxes                       18,221        29,960       26,821       16,105        91,107
Net Income                                      $11,297      $ 18,430      $16,549      $10,337      $ 56,613
Earnings per Common Share                       $  0.36      $   0.59      $  0.54      $  0.34      $   1.83
Weighted Average Common Shares Outstanding       31,425        31,223       30,895       30,124        30,914
Earnings per Common Share - Diluted             $  0.36      $   0.59      $  0.53      $  0.34      $   1.83
Weighted Average Common Shares
  and Share Equivalents Outstanding              31,490        31,325       30,975       30,181        30,991


                     COMMON STOCK PRICE RANGES AND DIVIDENDS

The common stock of ASA Holdings is regularly quoted on the Nasdaq National Market under the symbol ASAI. ASA common stock was traded on the Nasdaq National Market under the same symbol prior to the December 31, 1996 Reorganization (see Note A of the Notes to Consolidated Financial Statements). The following table sets forth, for the periods indicated, the high and low sales prices of the common stock and the quarterly cash dividends per share:


                  HIGH         LOW      DIVIDENDS
1997
1st Quarter      $25.63      $19.63      $ 0.10
2nd Quarter       28.63       20.13        0.10
3rd Quarter       31.13       26.75        0.10
4th Quarter       31.75       26.50        0.10

1996
1st Quarter      $28.50      $17.88      $0.095
2nd Quarter       29.38       22.00       0.095
3rd Quarter       28.38       20.25       0.095
4th Quarter       25.00       19.88       0.095

As of March 2, 1998, there were approximately 931 shareholders of record.

Certain of ASA's credit agreements contain restrictive covenants which limit ASA's ability to transfer funds to ASA Holdings in the form of cash dividends, loans or advances. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes B and H of the Notes to Consolidated Financial Statements herein regarding such restrictions.

                               ASA HOLDINGS, INC.
              SELECTED CONSOLIDATED FINANCIAL AND STATISTICAL DATA
                 (Dollars in thousands except per share amounts)

                                                        1997          1996          1995          1994          1993
OPERATING FINANCIAL DATA
Total Operating Revenues                              $385,290      $375,300      $328,725      $312,090      $288,463
Total Operating Expenses                               305,705       290,148       252,850       227,818       210,843
Income from Operations                                  79,585        85,152        75,875        84,272        77,620
Total Non-Operating (Income) Expense                    (7,257)       (5,955)       (4,899)       (1,348)          198
Income before Taxes and Accounting Change               86,842        91,107        80,774        85,620        77,422
Income Taxes                                            32,330        34,494        29,637        32,964        31,090
Cumulative Effect of Accounting Change                      --            --            --            --         4,212
Net Income                                            $ 54,512      $ 56,613      $ 51,137      $ 52,656      $ 50,544
Earnings per Common Share *                           $   1.82      $   1.83      $   1.55      $   1.54      $   1.47
Weighted Average Common Shares Outstanding (000) *      29,910        30,914        32,889        34,140        34,290
Earnings per Common Share - Diluted *                 $   1.81      $   1.83      $   1.55      $   1.54      $   1.47
Weighted Average Common Shares and
  Share Equivalents Outstanding (000) *                 30,092        30,991        32,964        34,188        34,395

OTHER FINANCIAL DATA
Working Capital                                       $129,978      $147,719      $141,677      $140,391      $126,975
Total Assets                                          $505,960      $486,237      $512,699      $519,684      $474,599
Long-Term Debt, excluding Current Portion             $ 72,792      $ 94,618      $120,210      $152,610      $135,963
Total Liabilities                                     $210,035      $226,021      $259,844      $272,214      $249,512
Shareholders' Equity                                  $295,925      $260,216      $252,855      $247,470      $225,087
Shareholders' Equity per Share *                      $   9.95      $   8.68      $   7.98      $   7.45      $   6.55
Return on Average Shareholders' Equity                      20%           22%           20%           22%           25%
Shareholders' Equity to Total Liabilities                  141%          115%           97%           91%           90%
Cash Dividends Declared per Share *                         40c           38c           34c           32c           28c
Long-Term Debt to Shareholders' Equity                      25%           36%           48%           62%           60%
Shares Outstanding at End of Year (000) *               29,731        29,994        31,704        33,224        34,340

STATISTICAL DATA
Revenue Passengers Carried (000)                         3,775         3,632         3,067         3,120         2,661
Revenue Passenger Miles (000,000)                          924           874           763           780           641
Available Seat Miles (000,000)                           1,813         1,781         1,688         1,654         1,367
Yield per Revenue Passenger Mile                          40.9c         42.0c         41.7c         39.2c         44.2c
Operating Cost per Available Seat Mile                    16.9c         16.3c         15.0c         13.8c         15.4c
Passenger Load Factor                                     51.0%         49.1%         45.2%         47.2%         46.9%
Break-Even Load Factor                                    39.5%         37.2%         34.1%         34.2%         34.3%
Average Passenger Trip Length (miles)                      245           241           249           250           241
Flights per Week (end of period)                         3,942         3,814         3,886         4,163         4,087


                                                        1992         1991         1990          1989          1988
OPERATING FINANCIAL DATA
Total Operating Revenues                              $235,579     $221,916     $187,229      $180,130      $137,144
Total Operating Expenses                               174,765      169,388      147,363       136,160       117,896
Income from Operations                                  60,814       52,528       39,866        43,970        19,248
Total Non-Operating (Income) Expense                     1,497          932       (1,124)         (566)          666
Income before Taxes and Accounting Change               59,317       51,596       40,990        44,536        18,582
Income Taxes                                            22,250       19,093       15,600        16,924         7,065
Cumulative Effect of Accounting Change                      --           --           --            --            --
Net Income                                            $ 37,067     $ 32,503     $ 25,390      $ 27,612      $ 11,517
Earnings per Common Share *                           $   1.09     $   0.96     $   0.73      $   0.76      $   0.31
Weighted Average Common Shares Outstanding (000) *      34,097       33,942       34,748        36,105        37,743
Earnings per Common Share - Diluted *                 $   1.09     $   0.95     $   0.73      $   0.76      $   0.31
Weighted Average Common Shares and
  Share Equivalents Outstanding (000) *                 34,165       34,050       34,938        36,299        37,743

OTHER FINANCIAL DATA
Working Capital                                       $ 93,372     $ 78,721     $ 59,590      $ 55,525      $ 42,011
Total Assets                                          $430,752     $377,603     $325,311      $287,971      $231,626
Long-Term Debt, excluding Current Portion             $145,804     $139,356     $127,724      $111,749      $ 90,109
Total Liabilities                                     $252,013     $229,683     $204,956      $179,613      $139,958
Shareholders' Equity                                  $178,738     $147,910     $120,355      $108,358      $ 91,668
Shareholders' Equity per Share *                      $   5.23     $   4.35     $   3.57      $   3.07      $   2.47
Return on Average Shareholders' Equity                      23%          24%          22%           28%           13%
Shareholders' Equity to Total Liabilities                   71%          64%          59%           60%           65%
Cash Dividends Declared per Share *                         24c          20c        15.9c            8c           --
Long-Term Debt to Shareholders' Equity                      82%          94%         106%          103%           98%
Shares Outstanding at End of Year (000) *               34,180       34,034       33,750        35,314        37,075

STATISTICAL DATA
Revenue Passengers Carried (000)                         2,417        2,251        2,002         2,001         1,586
Revenue Passenger Miles (000,000)                          547          501          427           413           320
Available Seat Miles (000,000)                           1,077        1,020          856           791           753
Yield per Revenue Passenger Mile                          42.2c        43.2c        43.2c         42.9c         42.3c
Operating Cost per Available Seat Mile                    16.2c        16.6c        17.2c         17.2c         15.7c
Passenger Load Factor                                     50.8%        49.2%        49.9%         52.3%         42.5%
Break-Even Load Factor                                    38.0%        37.7%        39.0%         39.3%         36.7%
Average Passenger Trip Length (miles)                      226          223          213           207           202
Flights per Week (end of period)                         3,507        3,360        3,124         3,033         2,827


* Adjusted for stock splits on November 26, 1991 and February 18, 1993